Shinhan Bank Attained Approval to Establish an Overseas Subsidiary in Kazakhstan

On January 29, 2008, Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group, has attained approval from the Kazakhstan financial regulatory authority to establish an overseas subsidiary at Almaty, Kazakhstan.